MDU RESOURCES GROUP, INC.
             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
          AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                  Years Ended December 31,
                          2004      2003      2002      2001      2000
                                     (In thousands of dollars)
 Earnings Available for
   Fixed Charges:

 Net Income (a)       $184,805  $170,956  $148,444  $155,849  $111,028

 Income Taxes (b)       93,974    93,751    86,230    98,341    69,650
                       278,779   264,707   234,674   254,190   180,678

 Rents (c)              10,194     9,073     8,156     6,561     3,952

 Interest (d)           59,101    54,354    51,393    51,201    51,801

 Total Earnings
   Available for
   Fixed Charges      $348,074  $328,134  $294,223  $311,952  $236,431

 Preferred Dividend
   Requirements       $    685  $    717  $    756  $    762  $    766

 Ratio of Income
   Before Income
   Taxes to Net
   Income                  145%      153%      158%      163%      163%

 Preferred Dividend
   Factor on Pretax
   Basis                   993     1,097     1,194     1,242     1,249

 Fixed Charges (e)      72,877    68,141    59,549    57,762    55,753

 Combined Fixed
   Charges and
   Preferred Stock
   Dividends          $ 73,870  $ 69,238  $ 60,743  $ 59,004  $ 57,002

 Ratio of Earnings
   to Fixed Charges       4.8x      4.8x      4.9x      5.4x      4.2x

 Ratio of Earnings
   to Combined
   Fixed Charges
   and Preferred
   Stock Dividends        4.7x      4.7x      4.8x      5.3x      4.1x

 (a) Net income excludes undistributed income (loss) for equity investees.

 (b) Includes income tax benefits of $4,821 associated with the cumulative effect of accounting change for the twelve months ended December 31, 2003.

 (c)  Represents interest portion of rents estimated at 33 1/3%.

 (d) Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

 (e) Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).